SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                           For the month of April 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                             ---                            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                       Yes                           No  X
                          -----                          --

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                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ No. 02.558.158/0001-18
                             NIRE No. 26.3.0001109-3


                             MINUTES OF THE GENERAL
                           BOARD OF DIRECTORS' MEETING


On the twenty fourth (24th) day of the month of April, 2003, members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPACOES S.A. met for a general meeting in Rio de Janeiro, State of Rio de Janeiro, at Avenida Republica do Chile, 500, 25th floor, at 4:00 p.m., with the presence of Board members Franco Bertone and Luiz Henrique Fraga. Decisions: 1. Financial Statements for 1st Quarter of 2003: Upon the analysis of results presented and, in view of the explanations provided by the Financial Director, the Board of Directors approved the Financial Statements relative to the first quarter of 2003. 2. Election of Board Member: This Board of Directors received the letter of resignation submitted by the Company's President and Telecommunications Director, Mr. Sergio Bartoletti, and according to Article 29, Paragraph One of the Company's Bylaws, elects as substitute and until the end of the office term in July 2005, Mr. Mario Cesar Pereira de Araujo, a Brazilian citizen, married, engineer, bearer of Identity Card RG No. 02.158.026 IFP/RJ, Individual Taxpayer I.D. (CPF/MF) No. 235.485.337-87, with business offices at Av. Republica do Chile, 500, 25th floor, Rio de Janeiro - RJ. 3. Special Shareholders' Meeting: Due to the need to approve the capital increase with the issuance of shares, and consequently change the company's bylaws due to the capitalization of the tax benefit approved in the Special Shareholders' Meeting held on March 14, 2003, as well as due to the resignation of the company's President and member of the Board of Directors, the members of this Board determine that a Special Shareholders' Meeting being called, within the legal timeframe and at the most opportune moment possible. Having nothing further to be discussed the meeting was adjourned, from which these minutes were drawn up, which after having being read and approved were signed by the Board of Directors present.

                         Rio de Janeiro, April 24, 2003.

/s/ Franco Bertone                                      /s/ Luiz Henrique Fraga
Franco Bertone                                          Luiz Henrique Fraga

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: April 30, 2003

                                        By  /s/  Walmir Urbano Kesseli
                                            --------------------------
                                            Name:  Walmir  Urbano Kesseli
                                            Title: Chief Financial Officer